EXHIBIT 12b

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	Years Ended
	December 31,
	2016	2015	2014	2013	2012

Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$1,404	$1,257	$1,174	$993	$835
Fixed Charges	316	306	303	316	314
Capitalized Interest	(17)	(17)	(16)	(16)	(13)
Total Earnings	$1,703	$1,546	$1,461	$1,293	$1,136
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$306	$297	$293	$309	$308
Interest Factor in Rentals	10	9	10	7	6
Total Fixed Charges	$316	$306	$303	$316	$314

Ratio of Earnings to Fixed Charges	5.39	5.05	4.82	4.09	3.62

(A)
The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G. There were no preferred stock dividend requirements for any period presented.